Exhibit 99.1

Canada Goose Announces New Chief Financial Officer

Neil Bowden named CFO, Jonathan Sinclair named President, APAC

Toronto, ON – Nov. 1, 2023 – Canada Goose Holdings Inc today announced that Neil Bowden, current Deputy CFO, has been named Chief Financial Officer and current CFO, Jonathan Sinclair, has been named President, APAC, both effective April 1, 2024.

“I’m pleased to welcome Neil into this new role. He brings extensive financial expertise, a deep understanding of our brand, and a commitment to excellence, and will be a valuable leader in guiding our company forward in our next stage of growth and determining on our long-term financial objectives,” said Dani Reiss, Chairman & CEO, Canada Goose. “I’m also looking forward to welcoming Jonathan into his new role as President, APAC – a region that’s incredibly important to our brand, and one that I know will continue to flourish under his leadership.”

Neil currently oversees the global finance team at Canada Goose, having been with the luxury brand for more than seven years. He played an integral role during the IPO and has been instrumental in building our financial capabilities, leading the transformation of the Finance department from a private to public company. Prior to Canada Goose, Neil’s career spanned more than a decade at KPMG in both Toronto and Chicago where he audited public companies in the Consumer Markets practice.

Jonathan has an extensive luxury retail background with more than 20 years of global financial and operational experience, having held Chief Operating Officer roles with Jimmy Choo and Vertu. Over his past five years at Canada Goose, Jonathan has led Finance and a variety of other functions through an incredible period of change and growth.

In addition, Larry Li, current President of Mainland China, has been named Chief Operating Officer, APAC, effective January 1, 2024. Larry has more than 20 years of luxury experience leading global brands across the APAC region and in his tenure at Canada Goose has overseen a period of significant expansion and growth in China. In his new role, he will expand his oversight to include our regional teams across commercial, marketing and operations. A search for a new President, Mainland China is well underway.

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.